Exhibit 7

BY EMAIL

September 6, 2013

Board of Directors
Equal Energy, Ltd.
4801 Gaillardia Parkway
Suite 325
Oklahoma City, OK 73142

c/o Michael Bodino, Global Hunter Securities

Gentlemen:

This letter is in response to the letter of Michael Doyle, Chairman of Equal Energy Ltd. ("Equal" or the "Company") dated August 28, 2013 in which we were requested to submit an expression of interest proposal on the terms outlined in that letter. While we believe that our proposal as described below should be compelling to Equal and its shareholders, we note that it is not possible for Montclair Energy, LLC ("Montclair") to put forward its best possible offer on the terms outlined in the Chairman’s letter, particularly given the board’s requirement that proposals be prepared solely on the basis of publicly available data and the short timeframe between the August 28, 2013 letter and the proposal deadline of September 6, 2013. We suspect that other participants in the Company’s process would feel similarly constrained.

Within the constraints and circumstances prescribed by the Board in this process, Montclair proposes the following terms on a non-binding basis:

1.

Proposed Transaction. Montclair or a specially formed purchaser entity (the “Purchaser”) would acquire 100% of the issued and outstanding equity of Equal and all equity equivalents for a per share purchase price of US$4.85 payable in cash at the closing of the Proposed Transaction (the "Closing"). Our price continues to be based on the previous reserves that we were able to review prior to the closing of the data room. To the extent the new reserve estimates support a higher price upon detailed review and due diligence, we would consider a higher price.

The purchase price would also apply to Equal management's restricted share grants. All vested and unvested options that are in-the-money at the purchase price will be exercisable in connection with the transaction and all out-of-the-money options will expire.

Montclair anticipates that the Proposed Transaction could be consummated on or before November 30, 2013.

2.	Convertible Debentures. The Purchaser will assume or refinance all outstanding indebtedness of Equal at the consummation of the Proposed Transaction. Existing convertible debentures issued pursuant to the Convertible Debenture Indenture dated February 9, 2011 would be exchanged for non-convertible, 7-year subordinated notes bearing interest at the rate of 7.75% per annum. Exchanging the convertible debentures would require a two-thirds vote of the note holders. Such an exchange would override the change of control provisions in the Convertible Debenture Indenture.

3.	Proposed Transaction Financing. Montclair has received proposals governing the financing required for the Proposed Transaction. Upon the receipt of renewed access to the data room and the clarification to the existing Confidentiality Agreement that will permit us to share information with non-bank sources of financing, Montclair is confident it will be able to receive binding commitments for the financing required to consummate the Proposed Transaction on the timeframe described herein.

4.	Structure. The Purchaser would be controlled by affiliates of Montclair. We believe that the most efficient way to implement the Proposed Transaction would be through a plan of arrangement under the Business Corporations Act (Alberta) coupled with a meeting of the holders of convertible debentures to approve an exchange of the debentures. We are, however, prepared to work with representatives of Equal to structure the Potential Transaction in a manner that would be mutually beneficial and take into account Purchaser's and Equal's tax and regulatory considerations.

5.	Strategic Rationale. With the completion of the Company's restructuring initiatives, the concentration of assets in the United States and the reduced scale of operations, we believe there is no longer a compelling basis for the Company to remain a publicly listed company. Furthermore, we believe as an unlisted company, unfettered by the public market's reaction to short-term earnings performance, the Company's resource base can be more strategically exploited. In addition, we are confident the Proposed Transaction presents the shareholders with a significant opportunity to harvest a gain on their stock and achieve the complete liquidity not otherwise available to the Company's largest shareholders.

6.	Conditions. The signing of documentation in respect of the Proposed Transaction is subject to (i) the negotiation (to Purchaser's and the Company's satisfaction) of a definitive acquisition agreement, (ii) successful completion of Purchaser's due diligence, (iii) negotiation (to Purchaser's and management's satisfaction) of key management equity, non-compete and employment agreements, (iv) the receipt of debt financing commitments satisfactory to Purchaser and the Company, and (v) Company board approval.

While Montclair has already completed a substantial amount of due diligence in order to present this non-binding expression of interest, we note that we have not been permitted to conduct due diligence beyond the Company’s publicly available disclosures since our access to the Company’s data room was terminated on June 26, 2013. Since then, the Company has announced a material increase in its reserve estimates, however, we have not had an opportunity to conduct any due diligence on the basis for this reserve increase or the Company’s current land positions. Nor have we been able to speak with the Company’s engineers, geologists and land department. Access to such information (including non-public information) and personnel is crucial to Montclair’s ability to put forward its best offer. Moreover, to secure binding financing commitments financial institutions will require access to information beyond what is available in the public record. And without this access, Montclair cannot properly assess Equal’s potential liabilities, including plugging liabilities on former wells, litigation exposure and other contingent liabilities.

We believe that the time and resources we have dedicated to this opportunity demonstrate our enthusiasm for this acquisition and our commitment to ensuring that shareholders of Equal may achieve a swift and complete exit from their holdings at a lucrative price. However, in order to present shareholders with the best possible transaction, Montclair requires cooperation from the Equal board of directors. We look forward to working with you to achieve that result.

If you have any questions regarding the foregoing, feel free to call me.

Yours very truly,

/s/ W. Cobb Hazelrig

W. Cobb Hazelrig, Partner